                                                            HydroFlo, Inc.
                                                              Raleigh NC

August 5, 2003

Mr. Kurt Mauro
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

     Re: HydroFlo, Inc.
         Registration Statement on Form SB-2
         Withdrawal of Post Effective Amendments
         File No. 333-100099

Dear Sir:

Please withdraw the above Post Effective Amendments immediately.

Please note the subsequent filing of Post Effective Amendment 4 concerning the termination of the offering and deregistration of unsold securities pursuant to
Regulation 512(a)(3).

Please note that we have elected to remain a reporting company under the 1934
Act by the filing of Form 8A/12G yesterday.

Sincerely,

/s/ Dennis Mast, CEO
    Dennis Mast, CEO